FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, July 31, 2008

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it had net earnings of $27.6 million for the second quarter of 2008 ($0.84 per diluted share) compared to net earnings of $168.1 million for the second quarter of 2007 ($8.92 per diluted share). These results include the adverse $84.2 million impact of a reinsurance commutation initiated by Crum & Forster and $112.8 million of other than temporary impairments recorded to reduce the carrying value of investments. For the first six months of 2008, net earnings were $659.4 million ($34.72 per diluted share) compared to $279.0 million ($14.77 per diluted share) for the first six months of 2007.  Highlights for the second quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations in the second quarter of 2008 was 105.8% on a consolidated basis, and on an individual company basis was as follows: Northbridge – 99.6%, Crum & Forster – 130.0%, Fairfax Asia – 74.4%, OdysseyRe – 98.7% and Group Re – 99.0%. Included in second quarter underwriting results was a non-cash pre-tax charge of $84.2 million as a result of Crum & Forster having exercised its right to commute a reinsurance agreement, representing 32.0 combined ratio points for Crum & Forster and 7.5 combined ratio points for Fairfax (second quarter combined ratios excluding the reinsurance commutation were 98.0% for Crum & Forster and 98.3% for Fairfax). Crum & Forster’s completion of the commutation resulted in cash proceeds of $302.5 million and a $386.7 million decrease in reinsurance recoverable.  The related $84.2 million non-cash pre-tax charge contributed to a pre-tax underwriting loss at the company’s insurance and reinsurance operations in the second quarter of 2008 of $64.7 million, compared to a pre-tax underwriting profit of $87.2 million in the second quarter of 2007.

•
Total interest and dividend income earned decreased to $164.7 million in the second quarter of 2008 from $202.0 million in the second quarter of 2007, primarily due to the year-over-year decline in short term interest rates, despite a $2.5 billion increase in the average investment portfolio in the second quarter of 2008 compared to the second quarter of 2007.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) in the second quarter of 2008 was $55.9 million compared to $248.8 million in the second quarter of 2007 as a result of the above-described declines in underwriting results and interest and dividend income, including the $84.2 million pre-tax charge related to the reinsurance commutation.

•
Net premiums written during the second quarter of 2008 declined by 2.3% to $1,171.9 million from $1,199.5 million in the second quarter of 2007, reflecting the operating companies’ disciplined response to increasingly challenging conditions in global insurance and reinsurance markets.

•
Net losses on investments in the second quarter of 2008 were $45.6 million, including $112.8 million of other than temporary impairments recorded principally on common stock positions, compared to net gains on investments of $230.0 million in the second quarter of 2007 that included a gain of $220.5 million on the company’s disposition of its investment in Hub International Limited.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

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During the second quarter of 2008 the company sold $855.0 million notional amount (2007 – nil) of credit default swaps for proceeds of $190.0 million (2007 – nil) and recorded net gains on sale of $22.8 million (2007 – nil) and net mark-to-market losses of $12.0 million (2007 - $2.5 million) on credit default swaps.

•
The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, including the cumulative realized and unrealized gains as at July 25, 2008. Note that non-GAAP measures are used in this illustrative summary, as explained below.

					Excess of sales
	Notional	Original	Sales		proceeds over original
	amount	acquisition cost	proceeds		acquisition cost

FY 2007	965.5	25.7	199.3		173.6
Q1 2008	3,830.0	95.5	885.0		789.5
Q2 2008	855.0	22.8	190.0		167.2
Q3 2008 to July 25	880.0	14.1	130.0		115.9

Cumulative sales since inception	6,530.5	158.1	1,404.3		1,246.2

Remaining credit default swap positions at July 25, 2008	15,893.6	277.4	678.7	(1)	401.3	(2)

Total realized and unrealized
from inception	22,424.1	435.5	2,083.0		1,647.5

(1)	Market value as of July 25, 2008
(2)	Unrealized gain (measured using original acquisition cost) as of July 25, 2008

The company has sold $6.53 billion notional amount of credit default swaps since inception with an original acquisition cost of $158.1 million for cash proceeds of $1.40 billion and a cumulative gain (measured using original acquisition cost) of $1.25 billion. As of July 25, 2008, the remaining $15.89 billion notional amount of credit default swaps had a market value of $678.7 million and an original acquisition cost of $277.4 million, representing an unrealized gain (measured using original acquisition cost) of $401.3 million. As of July 25, 2008, total cash proceeds realized from the sale of credit default swaps was $1.40 billion, compared to the total original acquisition cost (the aggregate acquisition cost of the credit default swaps sold and the remaining credit default swaps) of $435.5 million. The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

•
The company’s runoff operations reported a decreased operating loss of $7.0 million in the second quarter of 2008 and produced pre-tax income of $18.4 million after the inclusion of net investment gains of $25.4 million (including $9.6 million related to credit default swaps), compared to an operating loss of $20.2 million and a pre-tax loss of $11.9 million in the second quarter of 2007.

•
The company held $1,153.5 million of cash, short term investments and marketable securities at the holding company level ($1,135.6 million net of short sale and derivative obligations) at June 30, 2008, compared to $971.8 million at December 31, 2007 ($963.4 million net of short sale and derivative obligations).

•
Holding company debt declined during the first six months of 2008 by $197.6 million to $1,058.2 million, reflecting the conversion in the first quarter of the company’s 5% convertible senior debentures due July 15, 2023 into 886,888 subordinate voting shares of the company and the repayment at maturity in the second quarter of $62.1 million of its 6.875% unsecured senior notes.  Subsidiary debt decreased by $121.6 million during the first six months of 2008 to $793.4 million, reflecting the repayment at maturity of Cdn$125.0 million of Cunningham Lindsey debt and the redemption by Crum & Forster of the $4.3 million balance of its 10.375% unsecured senior notes.  In addition, the company repurchased $30.5 million of preferred stock during the second quarter due 2013. The company’s total debt to total capital ratio declined to 23.0% at June 30, 2008 from 27.1% at December 31, 2007.

•	At June 30, 2008, common shareholders’ equity was $4,618.4 million, or $251.86 per basic share, compared to $4,063.5 million, or $230.01 per basic share, at December 31, 2007.

Following is a summary of Fairfax’s financial results for the second quarter and first six months of 2008 and 2007:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	(unaudited -$ millions, except per share amounts)
	2008	2007	2008	2007
Total revenue	1,245.3	1,670.1	3,636.1	3,205.1
Earnings (losses) before income taxes and non-controlling interests	(47.8)	382.5	1,103.7	624.6
Net earnings	27.6	168.1	659.4	279.0

Net earnings per share	$0.84	$9.32	$35.27	$15.41
Net earnings per diluted share	$0.84	$8.92	$34.72	$14.77

There were 18.4 million and 17.7 million weighted average shares outstanding during the second quarters of 2008 and 2007 respectively.  At June 30, 2008 there were 18,337,375 shares effectively outstanding.

Combined ratios of the company’s insurance and reinsurance operations were as follows for the second quarter and first six months of 2008 and 2007:

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30

	2008		2007	2008		2007
Insurance - Canada (Northbridge)	99.6%		86.9%	99.2%		90.2%
- U.S. (Crum & Forster)	130.0	%(1)	93.7%	119.0	%(2)	94.8%
- Asia (Fairfax Asia)	74.4%		85.9%	77.7%		91.0%
Reinsurance - OdysseyRe	98.7%		93.9%	98.6%		95.2%
- Group Re	99.0%		95.4%	98.1%		96.0%

Consolidated	105.8	%(1)	92.4%	103.2	%(2)	94.0%

(1)	Excluding the impact of Crum & Forster’s reinsurance commutation, the combined ratios in the second quarter of 2008 were 98.0% and 98.3% for Crum & Forster and Fairfax respectively.
(2)
Excluding the impact of Crum & Forster’s reinsurance commutation in the second quarter and Crum & Forster’s lawsuit settlement in the first quarter, the combined ratios in the first six months of 2008 were 98.4% and 98.3% for Crum & Forster and Fairfax respectively.

Fairfax’s detailed second quarter report can be accessed at its website www.fairfax.ca.  As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, August 1, 2008 to discuss its second quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact Greg Taylor, Chief Financial Officer, at (416) 367-4941.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.